Exhibit 15.1

Securities and Exchange Commission

Washington, D.C. 20549

8 April 2019

Dear Sir or Madam:

Change in registrant’s independent registered public accounting firm

We are currently principal accountants for Sibanye Gold Limited (trading as Sibanye-Stillwater) and, under the date of April 8, 2019, we have separately reported on:

•	the consolidated financial statements of Sibanye Gold Limited as of and for the years ended December 31, 2018, 2017 and 2016; and
•	the effectiveness of internal control over financial reporting as of December 31, 2018.

Our audit report on the effectiveness of internal control over financial reporting as of 31 December 2018 contained an adverse opinion due to reported material weaknesses relating to an ineffective risk assessment process in respect of deferred taxes in the US PGM operations and an ineffective exchange of information and communication between certain functional areas within the Corporate office and with the US tax department, in respect of deferred taxes and certain period end closing entries.

KPMG Inc. will resign as principal accountants on conclusion of its responsibilities relating to the December 31, 2018 financial year audit which is expected to conclude during April 2019. We have read Sibanye Gold Limited’s statements included under 16.F of its Annual Report on Form 20-F dated April 8, 2019, and we agree with such statements.

Yours faithfully,

/s/ KPMG Inc.